Exhibit 12.1

THE WARNACO GROUP, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	2007	2006	2005	2004	Period February 5, 2003 to January 3, 2004
	(Dollars in Millions)
Interest expense, net	$34.0	$35.6	$18.7	$20.4	$21.9
Capitalized interest	—	—	1.1	—
Interest on operating leases	34.4	27.1	17.1	14.5	15.7
Total fixed charges	$68.4	$62.7	$36.9	$34.9	37.6
Pre-tax income from continuing operations	$110.1	$86.3	$70.0	$43.9	$5.0
Fixed charges	68.4	62.7	36.9	34.9	37.6
Less: Capitalized interest	—	—	(1.1)	—	—
Total adjusted earnings	$178.5	$149.0	$105.8	$78.8	$42.6
Fixed charge coverage	2.61	2.38	2.87	2.26	1.13
Deficit of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a